UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1 rue Hildegard Von Bingen

L-1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Six Months Ended June 30, 2021

PART I - OTHER INFORMATION	38
LEGAL PROCEEDINGS	38
RISK FACTORS	38

Atento s.a. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 2021

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ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2020 and June 30, 2021
(In thousands of U.S. dollars, unless otherwise indicated)
ASSETS	Notes
		December 31,	June 30,
		2020	2021
		(audited)	(unaudited)
NON-CURRENT ASSETS		604,327	606,879

Intangible assets	6	106,643	94,597
Goodwill	7	103,014	102,264
Right-of-use assets	9	137,842	140,901
Property, plant and equipment	8	90,888	94,353
Non-current financial assets		70,275	74,478
Trade and other receivables	11	20,995	27,149
Other non-current financial assets	11	38,192	41,381
Derivative financial instruments	12	11,088	5,948
Other taxes recoverable		4,815	4,912
Deferred tax assets		90,850	95,374

CURRENT ASSETS		571,796	552,390

Trade and other receivables		324,850	353,156
Trade and other receivables	11	299,086	330,770
Current income tax receivable		25,764	22,386
Other taxes recoverable		36,794	44,510
Other current financial assets	11	1,158	920
Cash and cash equivalents	11	208,994	153,804

TOTAL ASSETS		1,176,123	1,159,269

The accompanying notes are an integral part of the interim condensed consolidated financial information.

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ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2020 and June 30, 2021
(In thousands of U.S. dollars, unless otherwise indicated)

EQUITY AND LIABILITIES	Notes	December 31,	June 30,
		2020	2021
		(audited)	(unaudited)
TOTAL EQUITY		119,676	43,102
EQUITY ATTRIBUTABLE TO:
OWNERS OF THE PARENT COMPANY		119,676	43,102

Share capital	10	49	49
Share premium		613,619	615,418
Treasury shares	10	(12,312)	(13,465)
Retained losses		(178,988)	(214,951)
Translation differences		(280,715)	(297,073)
Hedge accounting effects		(37,360)	(64,062)
Stock-based compensation		15,383	17,186

NON-CURRENT LIABILITIES		651,662	714,513

Debt with third parties	12	594,636	598,554
Derivative financial instruments	12	5,220	64,601
Provisions and contingencies	13	45,617	45,759
Non-trade payables		4,296	3,559
Other taxes payable		1,893	2,040

CURRENT LIABILITIES		404,785	401,654

Debt with third parties	12	133,187	116,662
Trade and other payables		249,723	261,737
Trade payables		59,415	71,758
Income tax payables		16,838	9,615
Other taxes payables		97,104	102,115
Other non-trade payables		76,366	78,249
Provisions and contingencies	13	21,875	23,255
TOTAL EQUITY AND LIABILITIES		1,176,123	1,159,269

The accompanying notes are an integral part of the interim condensed consolidated financial information.
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ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the six months ended June 30, 2020 and 2021
(In thousands of U.S. dollars, unless otherwise indicated)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2020	2021	2020	2021
		(unaudited)		(unaudited)
Revenue		314,543	382,701	689,950	753,339
Other operating income		1,096	1,997	1,962	3,301
Other gains and own work capitalized		-	22	5	34
Operating expenses:
Supplies		(15,981)	(28,744)	(32,701)	(49,668)
Employee benefit expenses		(244,995)	(289,941)	(533,979)	(572,781)
Depreciation		(17,826)	(17,524)	(37,591)	(35,213)
Amortization		(10,890)	(10,939)	(22,579)	(23,734)
Changes in trade provisions		(1,403)	106	(1,940)	1,644
Other operating expenses		(31,055)	(15,396)	(60,322)	(46,071)
OPERATING (LOSS)/PROFIT		(6,511)	22,282	2,805	30,851

Finance income		8,563	6,545	11,003	9,561
Finance costs		(16,963)	(22,267)	(32,823)	(46,613)
Change in fair value of financial instruments		-	(10,792)	-	(24,545)
Net foreign exchange (loss)/gain		(5,788)	(1,498)	(9,276)	5,816
NET FINANCE EXPENSE		(14,188)	(28,012)	(31,096)	(55,781)
LOSS BEFORE INCOME TAX		(20,699)	(5,730)	(28,291)	(24,930)
Income tax benefit/(expense)	14	2,362	(9,018)	2,527	(9,997)
LOSS FOR THE PERIOD		(18,337)	(14,748)	(25,764)	(34,927)
LOSS ATTRIBUTABLE TO:
OWNERS OF THE PARENT		(18,337)	(14,748)	(25,764)	(34,927)
LOSS FOR THE PERIOD		(18,337)	(14,748)	(25,764)	(34,927)
LOSS PER SHARE:
Basic loss per share (in U.S. dollars)	15	(1.30)	(1.05)	(1.82)	(2.48)
Diluted loss per share (in U.S. dollars)	15	(1.30)	(1.05)	(1.82)	(2.48)

The accompanying notes are an integral part of the interim condensed consolidated financial information.
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ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the six months ended June 30, 2020 and 2021
(In thousands of U.S. dollars, unless otherwise indicated)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Loss for the period	(18,337)	(14,748)	(25,764)	(34,927)
Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods:
Net investment hedge	738	(34,137)	17,462	(32,445)
Exchange differences on translation of foreign operations	(13,021)	19,910	(60,061)	5,743
Translation differences	22,422	10,336	(46,725)	(16,358)
Other comprehensive income/(loss)	10,139	(3,891)	(89,324)	(43,060)
Total comprehensive income/(loss)	(8,198)	(18,639)	(115,088)	(77,987)
Total comprehensive income/(loss) attributable to:
Owners of the parent	(8,198)	(18,639)	(115,088)	(77,987)
Total comprehensive income/(loss)	(8,198)	(18,639)	(115,088)	(77,987)

The accompanying notes are an integral part of the interim condensed consolidated financial information.
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ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six months ended June 30, 2020 and 2021
(In thousands of U.S. dollars, unless otherwise indicated)
	Share capital	Share premium	Treasury shares	Retained losses	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Total equity
Balance at January 1, 2020	49	619,461	(19,319)	(127,070)	(271,273)	(8,872)	14,044	207,020	207,020
Comprehensive income/(loss) for the period	-	-	-	(25,764)	(46,725)	(42,599)	-	(115,088)	(115,088)
Loss for the period	-	-	-	(25,764)	-	-	-	(25,764)	(25,764)
Other comprehensive income/(loss), net of taxes	-	-	-	-	(46,725)	(42,599)	-	(89,324)	(89,324)
Stock-based compensation	-	-	-	-	-	-	1,080	1,080	1,080
Share delivered	-	(5,781)	8,274	-	-	-	(2,493)	-	-
Acquisition of treasury shares	-	(33)	(548)	-	-	-	-	(581)	(581)
Monetary correction caused by hyperinflation	-	-	-	(3,177)	-	-	-	(3,177)	(3,177)
Balance at June 30, 2020 (*)	49	613,647	(11,593)	(156,011)	(317,998)	(51,471)	12,631	89,254	89,254

	Share capital	Share premium	Treasury shares	Retained losses	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Total equity
Balance at January 1, 2021	49	613,619	(12,312)	(178,988)	(280,715)	(37,360)	15,383	119,676	119,676
Comprehensive income/(loss) for the period	-	-	-	(34,927)	(16,358)	(26,702)	-	(77,987)	(77,987)
Loss for the period	-	-	-	(34,927)	-	-	-	(34,927)	(34,927)
Other comprehensive income/(loss), net of taxes	-	-	-	-	(16,358)	(26,702)	-	(43,060)	(43,060)
Stock-based compensation	-	-	-	-	-	-	3,268	3,268	3,268
Shares delivered	-	1,799	(334)	-	-	-	(1,465)	-	-
Acquisition of treasury shares	-	-	(819)	-	-	-	-	(819)	(819)
Monetary correction caused by hyperinflation	-	-	-	(1,036)	-	-	-	(1,036)	(1,036)
Balance at June 30, 2021 (*)	49	615,418	(13,465)	(214,951)	(297,073)	(64,062)	17,186	43,102	43,102

(*) unaudited
The accompanying notes are an integral part of the interim condensed consolidated financial information.
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ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2020 and 2021
(In thousands of U.S. dollars, unless otherwise indicated)

	For the six months ended June 30,
	2020	2021
	(unaudited)
Operating activities
Loss before income tax	(28,291)	(24,930)
Adjustments to reconcile loss before income tax to net cash flows:
Amortization and depreciation	60,170	58,947
Changes in trade provisions	1,940	(1,644)
Share-based payment expense	1,080	6,223
Change in provisions	16,432	14,725
Losses on disposal of property, plant and equipment	(338)	(433)
Losses on disposal of financial assets	209	4
Finance income	(11,003)	(9,561)
Finance costs	32,823	46,613
Change in fair value of financial instruments	-	24,545
Net foreign exchange differences	9,276	(5,816)
Changes in other (gains)/losses and own work capitalized	(412)	(34)
	110,177	133,569
Changes in working capital:
Changes in trade and other receivables	(9,829)	(45,496)
Changes in trade and other payables	32,579	25,384
Other assets/(payables)	(21,775)	(23,813)
	975	(43,925)

Interest paid	(21,954)	(31,701)
Interest received	10,067	7,767
Income tax paid	(7,512)	(12,190)
Other payments	(5,738)	(14,236)
	(25,137)	(50,360)
Net cash flows from operating activities	57,724	14,354
Investing activities
Payments for acquisition of intangible assets	(3,602)	(499)
Payments for acquisition of property, plant and equipment	(14,764)	(23,207)
Payments for financial instruments	(259)	(1,805)
Net cash flows used in investing activities	(18,625)	(25,511)
Financing activities
Proceeds from borrowing from third parties	100,479	501,767
Repayment of borrowing from third parties	(23,272)	(520,139)
Payments of lease liabilities	(19,411)	(24,142)
Acquisition of treasury shares	(548)	(819)
Net cash flows provided by/(used in) financing activities	57,248	(43,333)
Net increase/(decrease) in cash and cash equivalents	96,347	(54,490)
Foreign exchange differences	(13,859)	(700)
Cash and cash equivalents at beginning of period	124,706	208,994
Cash and cash equivalents at end of period	207,194	153,804

The accompanying notes are an integral part of the interim condensed consolidated financial information.
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NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 2021

1. COMPANY ACTIVITY AND CORPORATE INFORMATION

(a) Description of business

Atento S.A. (the “Company”) and its subsidiaries (“Atento Group”) offer customer relationship management services to their clients through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the Grand Duchy of Luxembourg. Its current registered office in Luxembourg is 1, rue Hildegard Von Bingen, L-1282, Luxembourg.

The majority direct shareholders of the Company are Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP LUX SARL II, Chesham Investment Pte Ltd. and Taheebo Holdings LLC, Arch Reinsurance Ltd.

The Company may act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate CRM centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to clients in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. The Company’s ordinary shares are traded on NYSE under the symbol “ATTO”.

The interim condensed consolidated financial information was approved by the Board of Directors on July 28, 2021.

(b) Seasonality

Our performance is subject to seasonal fluctuations, which is primarily due to (i) our clients generally spending less in the first quarter of the year after the year -end holiday season, (ii) the initial costs to train and hire new employees at new service delivery centers to provide additional services to our clients which are usually incurred in the first quarter of the year, and (iii) statutorily mandated minimum wage and salary increases of operators, supervisors and coordinators in many of the countries in which we operate which are generally implemented at the beginning of the first quarter of each year, whereas revenue increases related to inflationary adjustments and contracts negotiations generally take effect after the first quarter. We have also found that growth in our revenue increases in the last quarter of the year, especially in November and December, as the year-end holiday season begins and we have an increase in business activity resulting from the handling of holiday season promotions offered by our clients. These seasonal effects also cause differences in revenue and expenses among the various quarters of any year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual operating results.

2. BASIS OF PRESENTATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The interim condensed consolidated financial information for the six months ended June 30, 2021 has been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) prevailing at June 30, 2021.

The information does not have all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2020. The interim condensed consolidated financial information have been prepared on a historical costs basis, except for Argentina that is adjusted for inflation as required by IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina, and derivative financial instruments, which have been measured at fair value. The interim condensed consolidated financial information is for the Atento Group.

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The figures in this interim condensed consolidated financial information are expressed in thousands of U.S. dollars, and all values are rounded to the nearest thousand, unless otherwise indicated. U.S. Dollar is the Atento Group’s presentation currency.

3. ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim condensed consolidated financial information as of June 30, 2021 in relation to those presented in the annual financial statements for the year ended December 31, 2020.

a)    Critical accounting estimates and assumptions

The preparation of the interim condensed consolidated financial information under IAS 34 requires the use of certain assumptions and estimates that affect the recognized amount of assets, liabilities, income and expenses, as well as the related disclosures.

Some of the accounting policies applied in preparing the accompanying interim condensed consolidated financial information required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management’s evaluation takes into account the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, recognizing the effects of the changes in estimates in the related interim condensed consolidated statements of operations.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities in the coming financial period is as follows:

Impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting principle disclosed in the consolidated financial statements for the year ended December 31, 2020. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group’s strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital (“WACC”) and the key business variables.

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group’s ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

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The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances.

The Atento Group has recognized deferred tax assets corresponding to losses carried forward since, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, taking into account all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such cases, the relevant information is disclosed in the notes to the interim condensed consolidated financial information.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates.

Fair value of derivatives

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest and exchange rates. Derivatives are recognized at the inception of the contract at fair value.

The fair values of derivative financial instruments are calculated on the basis of observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flow associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

Update On COVID-19

The estimates and assumptions included in the financial statements include our assessment of potential impacts arising from the COVID-19 pandemic that may affect the amounts reported and the accompanying notes. To-date, no significant impacts on our collection experience and expected credit losses have been noted and we do not currently anticipate any material impairments of our long-lived assets or of our indefinite-lived intangible assets as a result of the COVID-19 pandemic. We will continue to monitor the impacts and will prospectively revise our estimates as appropriate.

b)    Standards issued but not yet effective

There are no other standards that are not yet effective and that would be expected to have a material impact on the Atento Group in the current or future reporting periods and on foreseeable future transactions.

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4. MANAGEMENT OF FINANCIAL RISK

4.1 Financial risk factors

The Atento Group's activities are exposed to various types of financial risks: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's results of operations. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

This unaudited interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s consolidated financial statements as of and for the year ended December 31, 2020. For the six months ended June 30, 2021 there have not been changes in any risk management policies.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in the Americas and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates.

Atento Group’s finance costs are exposed to fluctuation in interest rates. At June 30, 2021, 3.3% of financial debt with third parties bore interests ate variable rates, while at December 31, 2020 this amount was 4.5%. In both December 31, 2020 and June 30, 2021, the exposure was to the Brazilian CDI rate and the TJLP (Brazilian Long-Term Interest Rate).

The Atento Group’s policy is to monitor the exposure to interest at risk. As of June 30, 2021, there were no outstanding interest rate hedging instruments.

Foreign Currency Risk

Our foreign currency risk arises from our local currency revenues, receivables and payables while the U.S. dollar is our presentation currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

The main source of our foreign currency risk is related to the Senior Secured Notes due 2026 denominated in U.S. dollars. Upon issuance of the Notes, we entered into cross-currency swaps pursuant to which we exchange an amount of U.S. dollars for a fixed amount of Euro, Peruvian Soles and Brazilian Reais. The total amount of interest (coupon) payments are covered until maturity date and 80% of principal is covered until February 2024.

On February 10, 2021, Atento Luxco 1 S.A., closed an offering of 500,000 thousand U.S. dollars aggregate principal amount of 8.0% Senior Secured Notes due February 10, 2026 in a private placement transaction.

On February 17, 2021, Atento Luxco 1 S.A. purchased 275,815 thousand U.S. dollars of its 6.125% Senior Secured Notes due 2022 in a tender offer. The notes were purchased at a price equal to 1,015.31 U.S. dollars per 1,000 U.S. dollars principal amount.

On February 18, 2021, Atento Luxco 1 S.A redeemed the remainder 224,185 thousand U.S. dollars of its 6.125% Senior Secured Notes due2022. The redemption price was equal to 1,015.31 U.S. dollars per 1,000 U.S. dollars principal amount, plus accrued and unpaid interest on the principal amount of the Notes, which was equal to 1,016.67 U.S. dollars per 1,000 U.S. dollars principal amount.

With these transactions, the Company completed the refinancing of all 500,000 thousand U.S. dollars aggregate principal amount of its6.125% Senior Secured Notes due 2022, extending the Company’s average life to 4.5 years from 1.5 years.

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As of June 30, 2021, the estimated fair value of the cross-currency swaps totaled a net liability of 58,653 thousand U.S. dollars (net asset of 5,868 thousand U.S. dollars as of December 31, 2020).

Credit Risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Accordingly, the Atento Group’s commercial credit risk management approach is based on continuous monitoring of the risks assumed and the financial resources necessary to manage the Group’s various units, in order to optimize the risk-reward relationship in the development and implementation of business plans in the course of their regular business.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operate. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance.

Liquidity Risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flows to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be long enough to support business operation normal conditions (assuming that internal projections are met).

Capital Management

The Atento Group’s Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group’s capital structure.

The Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecast future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The Super Senior Revolving Credit Facility carries no financial covenant obligations regarding debt levels. However, the notes do impose limitations of the distributions on dividends, payments or distributions to shareholders, the incurring of additional debt, and on investments and disposal of assets.

As of the date of these interim condensed consolidated financial information, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

4.2 Fair value estimation

a)	Level 1: The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date.
b)	Level 2: The fair value of financial instruments not traded in active market (i.e. OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all of the significant inputs required to calculate the fair value of financial instrument are observable, the instrument is classified in Level 2. The Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating rate loans and cross currency swaps.
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c)	Level 3: If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2020 and June 30, 2021 are classified as Level 2. No transfers were carried out between the different levels during the period.

5. SEGMENT INFORMATION

The following tables present financial information for the Atento Group’s operating segments for the six months ended June 30, 2020 and 2021 (in thousand U.S. dollars):
For the six months ended June 30, 2020
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to third parties companies	107,974	274,070	306,608	(1)	688,651
Sales to group companies	5	3,236	657	(2,599)	1,299
Other operating income and expense	(106,268)	(254,518)	(277,486)	11,297	(626,975)
EBITDA	1,711	22,788	29,779	8,697	62,975
Depreciation and amortization	(5,869)	(22,297)	(31,865)	(139)	(60,170)
Operating profit/(loss)	(4,158)	491	(2,086)	8,558	2,805
Financial results	(483)	(4,845)	(21,586)	(4,182)	(31,096)
Income tax	716	(2,788)	7,451	(2,852)	2,527
Profit/(loss) for the period	(3,925)	(7,142)	(16,221)	1,524	(25,765)
EBITDA	1,711	22,788	29,779	8,697	62,975
Capital expenditure	1,271	4,148	7,252	1	12,672
Intangible, Goodwill and PP&E (as of December 31, 2020)	43,794	150,046	232,930	494	427,264
Allocated assets (as of December 31, 2020)	377,634	521,300	560,476	(297,535)	1,161,875
Allocated liabilities (as of December 31, 2020)	132,791	280,691	476,192	182,947	1,072,621

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For the six months ended June 30, 2021
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to third parties companies	132,728	316,205	304,405	1	753,339
Sales to group companies	-	2,184	511	(2,695)	-
Other operating income and expense	(119,428)	(287,704)	(259,044)	2,635	(663,541)
EBITDA	13,300	30,685	45,872	(59)	89,798
Depreciation and amortization	(6,270)	(22,946)	(29,611)	(120)	(58,947)
Operating profit/(loss)	7,030	7,739	16,261	(179)	30,851
Financial results	(1,350)	(2,994)	(17,026)	(34,411)	(55,781)
Income tax	(3,908)	(5,055)	821	(1,855)	(9,997)
Profit/(loss) for the period	1,772	(310)	56	(36,445)	(34,927)
EBITDA	13,300	30,685	45,872	(59)	89,798
Capital expenditure	1,698	4,824	24,247	1	30,770
Intangible, Goodwill and PP&E (as of June 30, 2021)	43,219	140,839	247,697	360	432,115
Allocated assets (as of June 30, 2021)	375,779	533,321	566,924	(316,755)	1,159,269
Allocated liabilities (as of June 30, 2021)	141,062	321,008	479,279	174,818	1,116,167

"Other and eliminations" includes activities of the intermediate holding in Spain (Atento Spain Holdco, S.L.U.), Luxembourg holdings, as well as inter-group transactions between segments.

6. INTANGIBLE ASSETS

The following table presents the breakdown of intangible assets between December 31, 2020 and June 30, 2021:

	Thousands of U.S. dollars
	Balance at December 31, 2020	Additions	Disposals	Reclassifications between Intangible and PP&E	Translation differences	Hyperinflation Adjustments	Balance at June 30, 2021
Cost
Development	3,101	34	-	-	(115)	141	3,161
Customer base	243,341	-	-	-	(1,545)	2,296	265,447
Software	188,117	1,008	(14,202)	9,591	(214)	1,098	185,398
Other intangible assets	56,958	-	(1,846)	-	(391)	139	33,505
Work in progress	75	-	-	-	-	-	75
Total cost	491,592	1,042	(16,048)	9,591	(2,265)	3,674	487,586
Accumulated amortization
Development	(1,335)	(82)	-	-	101	(140)	(1,456)
Customer base	(172,005)	(10,918)	693	-	113	(2,080)	(198,196)
Software	(140,858)	(11,502)	14,202	-	579	(755)	(138,334)
Other intangible assets	(45,715)	(1,231)	1,845	-	484	(139)	(30,757)
Total accumulated amortization	(359,913)	(23,733)	16,740	-	1,277	(3,114)	(368,743)
Impairment	(25,037)	-	-	-	790	-	(24,247)
Net intangible assets	106,643	(22,691)	692	9,591	(198)	560	94,597

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The main changes in intangible assets between the six-month period ended June 30, 2021 and the year ended the December 31, 2020 are related to amortization of period and the negative impact of exchange variance.

7. GOODWILL

Goodwill was mainly generated on December 1, 2012 from the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A. and on December 30, 2014 from the acquisition of CBCC. On September 2, 2016, additional goodwill was generated from the acquisition of RBrasil, and on June 9, 2017 an additional goodwill from the acquisition of Interfile in the amount of 8,400 thousand U.S. dollars was recorded in Brazil.

The breakdown and changes in goodwill between December 31, 2020 and June 30, 2021 are as follow:

	Thousands of U.S. dollars
	12/31/2020	Hyperinflation	Translation differences	6/30/2021
Peru	27,103	-	(1,884)	25,219
Chile	16,245	-	(530)	15,715
Colombia	5,463	-	(471)	4,992
Mexico	1,820	-	-	1,820
Brazil	50,790	-	1,975	52,765
Argentina	1,593	17,499	(17,339)	1,753
Total	103,014	17,499	(18,249)	102,264

The variations of amounts related to the period ended December 31, 2020 and June 30, 2021 are mainly related to exchange variance of Argentine Peso against the U.S. dollar.

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8. PROPERTY, PLANT AND EQUIPMENT (PP&E)

The following table presents the breakdown of property, plant and equipment between December 31, 2020 and June 30, 2021:
	Thousands of U.S. dollars
	Balance at December 31, 2020	Reclassification to right-of-use assets	Additions	Disposals	Transfers	Reclassifications between Intangible and PP&E	Translation differences	Hyperinflation Adjustments	Balance at June 30, 2021
Cost
Buildings	15,824	-	-	-	-	-	(627)	-	15,197
Plant and machinery	4,519	-	-	-	-	-	(26)	17	4,510
Furniture, tools and other tangible assets	315,448	1,586	3,668	(38,085)	6,844	4,892	(8,006)	4,399	290,746
PP&E under construction	14,070	(5,622)	26,060	(426)	(6,849)	(14,483)	244	-	12,994
Total cost	349,861	(4,036)	29,728	(38,511)	(5)	(9,591)	(8,415)	4,416	323,447
Accumulated depreciation
Buildings	(4,586)	-	(100)	-	-	-	145	-	(4,541)
Plant and machinery	(8,265)	-	(215)	-	-	-	289	(20)	(8,211)
Furniture, tools and other tangible assets	(246,122)	(568)	(11,834)	38,173	5	-	8,088	(4,084)	(216,342)
Total accumulated depreciation	(258,973)	(568)	(12,149)	38,173	5	-	8,522	(4,104)	(229,094)
Property, plant and equipment	90,888	(4,604)	17,579	(338)	-	(9,591)	107	312	94,353

The variations of amounts related to the period ended December 31, 2020 and June 30, 2021 are related mainly to the negative impact of exchange variance, due to Argentine Peso devaluation against the U.S. dollar.

9. LEASES

The Atento Group holds the following right-of-use assets:

	Thousands of U.S. dollars
	Net carrying amount of asset
	12/31/2020	6/30/2021
Furniture, tools and other tangible assets	9,518	13,595
Buildings	128,324	127,306
Total	137,842	140,901

Leases are shown as follow in the balance sheet between December 31, 2020 and June 30, 2021:

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	December 31, 2020	Additions/ (Disposals)	Reclassification between PPEQ and right-of-use assets	Translation difference	June 30, 2021
Assets
Right-of-use assets	237,651	16,746	4,036	(47,160)	211,273
(-) Accumulated depreciation	(99,809)	(22,081)	568	50,950	(70,372)
Total	137,842	(5,335)	4,604	3,790	140,901

10. Equity

Share capital

As of June 30, 2021, share capital stood at 49 thousand U.S dollars, equivalent to €33,979 (49 thousand U.S. dollars, equivalent to €33,979 as of December 31, 2020), divided into 15,000,000 shares (15,000,000 shares in December 31, 2020).

On July 28, 2020, an extraordinary shareholder’s meeting approved the reverse share split of 75,406,357 ordinary shares without nominal value, representing the entire share capital of the Company, into 15,000,000 ordinary shares without nominal value using a ratio of 5.027090466672970, and subsequently amending article 5 of the articles of association of the Company.

Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II, Onshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II and Mezzanine Partners II AP LUX SARL II, owns 25.36%; Chesham Investment Pte Ltd. owns 21.85%, and Taheebo Holdings LLC owns 14,87% of ordinary shares of Atento S.A.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

On January 2, 2020, the Company vested the total of 1,305,065 TRSUs, issued by treasury shares, with an impact in share premium of 5,842 thousand of U.S. dollars. On February 4, 2021, the Company vested the total of 149,154 TRSUs, issued by treasury shares.

Treasury shares

In 2020, as a result of the vesting of 1,305,065 TRSUs (corresponding to 259,606 shares of the reserve share split), Atento S.A. had 4,226,592 shares in treasury (corresponding to 840,763 shares of the reserve share split).

As of July 28, 2020, Atento S.A. announced a reverse share split that converted the Company’s entire share capital of 75,406,357 into15,000,000 shares. At that time Atento S.A. had 4,771,076 shares on treasury that became 949,073.

Considering the reverse share split basis, during 2020, Atento S.A. repurchased 169,739 shares at a cost of 1,337 thousand of U.S. dollars and an average price of $7.87. As of June 30, 2021, Atento S.A. had 940,482 shares in treasury (1,010,502 shares as of December 31, 2020, in the reverse share split basis).

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

On February 26, 2020, the Board of Directors has proposed the allocation to legal reserve of the amount of sixty-seven with forty-seven cents Euros (EUR 67.47).

At July 28, 2020 the Annual Meeting resolves to (i) allocate the amount of EUR 67.47 to the legal reserve of the Company out of the profit of EUR 1,071,315.52 and (ii) to carry forward the remaining amount of the profit to the next financial year.

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At June 30, 2021, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Hedge accounting effects

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as hedges of the foreign currency exposure of a net investment in a foreign operation are considered net investment hedges. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

Certain of the Company’s derivatives are designated as net investment hedges of a portion of the Company’s net investments in consolidated subsidiaries, using the forward method to assess and measure hedge effectiveness. Other of the Company’s derivatives are designated as net investment hedges of a portion of the Company’s net investments in consolidated subsidiaries, using the spot method to assess and measure hedge effectiveness. Net investment hedges are recorded at fair value on the balance sheet, with the effective portion of the derivative’s change in fair value being recorded in Other Comprehensive Income. Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss and are included in “Change in fair value of financial instruments”.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars).

Stock-based compensation

a) Description of share-based payment arrangements

The 2018 Plan

On July 2, 2018, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

1.	Time Restricted Stock Units (“RSUs”) (equity settled)

•      Grant date: July 2, 2018

•      Amount: 1,065,220 RSUs

•      Vesting period: 100% of the RSUs vests on January 4, 2021

•      There are no other vesting conditions

The 5 Years Plan

On March 1, 2019, Atento granted a new share-based payment arrangement to Board directors (a total of 238,663 RSUs) in a one-time award with a five-year vesting period of 20% each year.

1.	Time Restricted Stock Units (“RSU”) (equity settled)

•      Grant date: March 1, 2019

•      Amount: 238,663 RSUs

•      Vesting period: 20% of the RSUs each year beginning on January 2, 2020 and last vested on January 4, 2024

•      There are no other vesting conditions

The 2019 Plan

On June 3, 2019, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

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1.	Time Restricted Stock Units (“RSU”) (equity settled)

•      Grant date: June 3, 2019

•      Amount: 2,560,666 RSUs

•      Vesting period: 100% of the RSUs vests on January 3, 2022

•      There are no other vesting conditions

The 2020 Plan – Board and Extraordinary

On March 2, 2020, Atento granted a new share-based payment arrangement to Board directors and an Extraordinary Grant for a total in a one-time award with a one-year vesting period.

1.	Time Restricted Stock Units (“RSU”) (equity settled)

•      Grant date: March 2, 2020

•      Amount: 153,846 and 16,722 RSUs

•      Vesting period: 100% of the RSUs vests on January 4, 2021

•      There are no other vesting conditions

The 2020 Plan – Stock Option

On August 3, 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment is composed by Stock Options with the following arrangements:

1.	Stock Options (“SOP”)
•	Grant date: August 3, 2020

•	Amount: 1,524,065 SOPs

•	Vesting period: 1/3 each year (August 3, 2021, August 3, 2022 and August 3, 2023)

•	Expiration date: 4.5 years since the grant date or on February 3, 2025

•	There are no other vesting conditions

On August 3, 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. This payment is composed by a Long-Term Performance Award with the following arrangements:

2.	Long-Term Performance Award
•	Grant date: August 3, 2020

•	Amount: USD 4,305,100

•	*Matching shares Amount: USD 2,152,550

•	Vesting conditions: linked to the degree of achievement of the objective – 3-year average EBITDA margin (external view / as reported) and the possibility to opt to receive part of this incentive in shares – at least 50% (*with a 3-year holding restriction to receive the additional matching shares)

•	There are no other vesting conditions

The 2020 Plan – Extraordinary SOP

On August 3, 2020, Atento granted a new share-based payment arrangement to directors as an Extraordinary Grant for a total in a one-time award with a three-year vesting period.

21

1.	Stock Options (“SOP”)
•	Grant date: August 3, 2020

•	Amount: 195,000 SOPs

•	Vesting period: 100% of the SOPs vests on August 3, 2023

•	There are no other vesting conditions

As of January 4, 2021, a total of 149,154 TRSUs vested, which is composed of 105,728 RSUs of the 2018 Plan granted on July 2, 2018, 30,604 RSUs of the Board of directors Plan granted on March 2, 2020, 3,327 RSUs of the Extraordinary Plan granted on March 2, 2020 and 9,495 RSUs of the 20% of the 5 Years Plan granted on March 1, 2019).

The 2021 Special Grant

On January 29, 2021, Atento granted a new share-based payment arrangement to Board directors for a total in a one-time award with a two-year performance conditions vesting period.

1.	Performance Restricted Stock Units (“PRSU”) (equity settled)
•	Grant date: January 29, 2021

•	Amount: 121,802 PRSUs

•	Vesting period: 100% of the PRSUs will vests on 2023 (50% subject to 2021 EBITDA’s achievement targets and 50% subject to 2022 EBITDA´s achievement targets)

•	There are no other vesting conditions.

Board Grant 2021

On February 24, 2021, Atento granted a new share-based payment arrangement to Board directors for a total in a one-time award with a one-year vesting period.

1.	Time Restricted Stock Units (“RSU”) (equity settled)

•	Grant date: February 24, 2021

•	Amount: 51,803 RSUs
•	Vesting period: 100% of the RSUs will vests on January 3, 2022
•	There are no other vesting conditions

The 2021 Plan – Stock Option

On February 24, 2021, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment is composed by Stock Options with the following arrangements:

1.	Stock Options (“SOP”)
•	Grant date: February 24, 2021

•	Amount: 621,974 SOPs

•	Vesting period: 1/3 each year (February 24, 2022, February 24, 2023 and February 26, 2024)

•	Expiration date: 4.5 years since the grant date or on August 25, 2025

•	There are no other vesting conditions
22

On February 24, 2021, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. This payment is composed by a Long-Term Performance Award with the following arrangements:

2.	Long-Term Performance Award

•	Grant date: February 24, 2021

•	Amount: USD 5,409,837

•

*Matching shares Amount: USD 2,704,918.5

Vesting conditions: linked to the degree of achievement of the objective – 3-year average EBITDA margin (external view / as reported) and the possibility to opt to receive part of this incentive in shares – at least 50% (*with a 3-year holding restriction to receive the additional matching shares)

•	Expiration date: 4.5 years since the grant date or on August 25, 2025

•	There are no other vesting conditions

b) Measurement of fair value

The fair value of the RSUs, for all arrangements, has been measured using the Black-Scholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently.

c) Outstanding RSUs

On January 4, 2021, the Company vested the total of 149,154 TRSUs.

The 2018 Plan	Time RSU
Outstanding December 31, 2020	531,385
Outstanding December 31, 2020 after Reverse Split (**)	105,728
Vested after Reverse Split (**)	(105,728)
Outstanding June 30, 2021	-

The 2019 Plan – 5 Years	Time RSU
Outstanding December 31, 2020	190,930
Outstanding December 31, 2020 after Reverse Split (**)	37,981
Vested after Reverse Split (**)	(9,495)
Forfeited (*)	(24,530)
Outstanding June 30, 2021	3,956

The 2019 Plan	Time RSU
Outstanding December 31, 2020	2,138,442
Outstanding December 31, 2020 after Reverse Split (**)	424,373
Forfeited (*)	-
Outstanding June 30, 2021	424,373

The 2020 Plan – Board and Extraordinary	Time RSU
Outstanding December 31, 2020	170,568
Outstanding December 31, 2020 after Reverse Split (**)	33,931
Vested after Reverse Split (**)	(33,931)
Outstanding June 30, 2021	-
The 2020 Plan – Stock Option	SOP
Outstanding December 31, 2020	1,507,518
Forfeited (*)	(5,880)
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Outstanding June 30, 2021	1,501,638

The 2020 Plan – Performance Award	Performance Award (USD)
Outstanding December 31, 2020	4,256,300
Forfeited (*)	(107,700)
Outstanding June 30, 2021	4,148,600

The 2020 Plan – Extraordinary SOP	SOP
Outstanding December 31, 2020	195,000
Forfeited (*)	-
Outstanding June 30, 2021	195,000

The 2021 Special Grant	Performance RSU
Granted January 29, 2021	121,802
Forfeited (*)	-
Outstanding June 30, 2021	121,802

Board Grant 2021	Time RSU
Granted February 24, 2021	51,803
Forfeited (*)	(10,072)
Outstanding June 30, 2021	41,731

The 2021 Plan – Stock Option	SOP
Granted February 24, 2021	621,974
Forfeited (*)	-
Outstanding June 30, 2021	621,974

The 2021 Plan – Performance Award	Performance Award (USD)
Granted February 24, 2021	5,409,837
Forfeited (*)	-
Outstanding June 30, 2021	5,409,837

(*) RSUs are forfeited during the year due to employees failing to satisfy the service conditions.
(**) Number of RSUs converted by the ratio of 5.027090466672970.

d) Impacts in Profit or Loss

In the six months ended June 30, 2021 6,600 thousand U.S. dollars related to stock-based compensation and the related social charges were recorded as employee benefit expenses.

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11. FINANCIAL ASSETS

As of December 31, 2020 and June 30, 2021 all the financial assets of the Company are classified as amortized cost, and all Cross -Currency Swaps is designated as Net Investment Hedges.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

As of June 30, 2021, Atento Teleservicios España S.A., Atento Brasil S.A. and Atento Colombia S.A. have entered into factoring agreements without recourse, anticipating an amount of 95,085 thousand U.S. dollars, receiving cash net of discount, the related trade receivables were realized and interest expenses was recognized in the statement of operations. As of December 31, 2020, Atento Teleservicios España S.A., Atento Chile S.A., Teleatento del Perú S.A.C, Atento Brasil S.A. and Atento Mexico have entered into factoring agreements without recourse, anticipating an amount of 117,295 thousand U.S. dollars, receiving cash net of discount, the related trade receivables were realized and interest expenses was recognized in the statement of operations.

Details of other financial assets as of December 31, 2020 and June 30, 2021 are as follow:

	Thousands of U.S. dollars
	12/31/2020	6/30/2021
	(audited)	(unaudited)
Other non-current receivables (*)	5,972	7,682
Non-current guarantees and deposits	32,220	33,699
Total non-current	38,192	41,381
Other current receivables	12	-
Current guarantees and deposits	1,146	920
Total current	1,158	920
Total	39,350	42,301

(*) “Other non-current receivables” as of December 31, 2020 and June 30, 2021 primarily comprise a loan granted by the subsidiary RBrasil to third parties. The effective annual interest rate is CDI + 3.75% p.a., maturity in five years beginning on May 4, 2017, when the value of the loan will be amortized in a single installment.

The breakdown of “Trade and other receivables” as of December 31, 2020 and June 30, 2021 is as follows:

	Thousands of U.S. dollars
	12/31/2020	6/30/2021
	(audited)	(unaudited)
Non-current trade receivables	8,477	12,233
Other non-financial assets (*)	12,518	14,916
Total non-current	20,995	27,149
Current trade receivables	274,355	307,649
Other receivables	4,678	1,843
Prepayments	14,698	15,143
Personnel	5,355	6,135
Total current	299,086	330,770
Total	320,081	357,919

(*) “Other non-financial assets” as of June 30, 2021 primarily comprise tax credits with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil S.A.

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For the purpose of the interim condensed consolidated financial statements of cash flows, cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	12/31/2020	6/30/2021
	(audited)	(unaudited)
Deposits held at call	139,264	98,256
Short-term financial investments	69,730	55,548
Total	208,994	153,804

“Short-term financial investments” comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

12. FINANCIAL LIABILITIES

Details of debt with third parties as of December 31, 2020 and June 30, 2021 are as follow:

	Thousands of U.S. dollars
	12/31/2020	6/30/2021
	(audited)	(unaudited)
Senior Secured Notes	493,701	487,529
Bank borrowing	1,420	910
Lease liabilities	99,515	110,115
Total non-current	594,636	598,554
Senior Secured Notes	11,910	15,556
Super Senior Credit Facility	30,038	30,029
Bank borrowing	38,055	24,680
Lease liabilities	53,184	46,397
Total current	133,187	116,662
TOTAL DEBT WITH THIRD PARTIES	727,823	715,216

Senior Secured Notes

On August 10, 2017, Atento Luxco 1 S.A., closed an offering of 400,000 thousand U.S. dollars aggregate principal amount of 6.125% Senior Secured Notes due 2022 in a private placement transaction. The notes are due in August 2022. The 2022 Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento’s wholly owned subsidiaries. The issuance costs of 11,979 thousand U.S. dollars related to this new issuance are recorded at amortized cost using the effective interest method.

On April 4, 2019, Atento Luxco 1 S.A., closed an offering of an additional $100.0 million in aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Additional Notes"). The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which the Issuer previously issued $400.0 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Existing Notes"). The Additional Notes and the Existing Notes are treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that govern the Existing Notes and the Additional Notes.

On February 10, 2021, Atento Luxco 1 S.A., closed an offering of a $500.0 million aggregate principal amount of 8.0% Senior Secured Notes due February 10, 2026 in a private placement transaction. Atento Luxco 1 used the net proceeds to repurchase all of its 6.125% Senior Secured Notes due 2022.

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On February 17, 2021, Atento Luxco 1 S.A. purchased 275,815 thousand U.S. dollars of its 6.125% Senior Secured Notes due 2022 in a tender offer. The notes were purchased at a price equal to 1,015.31 U.S. dollars per 1,000 U.S. dollars principal amount. And on February 18, 2021, Atento Luxco 1 S.A. redeemed the remainder 224,185 thousand U.S. dollars of its 6.125% Senior Secured Notes due 2022. The redemption price was equal to 1,015.31 U.S. dollars per 1,000 U.S. dollars principal amount, plus accrued and unpaid interest on the principal amount of the Notes, which was equal to 1,016.67 U.S. dollars per 1,000 U.S. dollars principal amount. With these transactions, the Company completed the refinancing of all 500,000 thousand U.S. dollars aggregate principal amount of its 6.125% Senior Secured Notes due 2022, extending the Company’s average life to 4.5 years from 1.5 years.

All interest payments are made on a half yearly basis.

The fair value of the Senior Secured Notes, calculated on the basis of their quoted price on June 30, 2021 is 547,509 thousand U.S. dollars.

The fair value hierarchy of the Senior Secured Notes is Level 1 as the fair value is based on the quoted market price at the reporting date.

The terms of the Indenture governing the 2026 Senior Secured Notes, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends distributions, investments and other restricted payments; sell the property or assets to another person; incur additional liens; guarantee additional debt; and enter into transaction with affiliates. As of June 30, 2021, we were in compliance with these covenants. The outstanding amount at June 30, 2021 is 503,085 thousand U.S. dollars.

Details of the corresponding debt at each reporting date are as follow:

		Thousands of U.S. dollars
		2020			2021
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2026	U.S. dollar	493,701	11,910	505,611	487,529	15,556	503,085

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social - BNDES (“BNDES”) in an aggregate principal amount of 300,000 thousand Brazilian Reais (the “BNDES Credit Facility”), equivalent to 109,700 thousand U.S. dollars as of each disbursement date.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates:

Tranche	Interest Rate

Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP)

Each tranche intends to finance different purposes, as described below:

•  Tranche A and B: investments in workstations, infrastructure, technology, services and software development, marketing and commercialization, within the scope of BNDES program – BNDES Prosoft.

•  Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”.

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•  Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”.

•  Tranche E: investments in social projects to be executed by Atento Brasil S.A.

BNDES releases amounts under the credit facility once the debtor meets certain requirements in the contract including delivering the guarantee (stand-by letter of credit) and demonstrating the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

	(Thousands of U.S. dollars)
Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	11,100	5,480	7,672	548	-	24,800
April 16, 2014	4,714	2,357	3,300	236	-	10,607
July 16, 2014	-	-	-	-	270	270
August 13, 2014	27,584	3,013	4,430	477	-	35,504
Subtotal 2014	43,398	10,850	15,402	1,261	270	71,181
March 26, 2015	5,753	1,438	2,042	167	-	9,400
April 17, 2015	12,022	3,006	4,266	349	-	19,643
December 21, 2015	7,250	1,807	-	-	177	9,234
Subtotal 2015	25,025	6,251	6,308	516	177	38,277
October 27, 2016	-	-	-	-	242	242
Subtotal 2016	-	-	-	-	242	242
Total	68,423	17,101	21,710	1,777	689	109,700

This facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment would be due on February 15, 2020, however Atento Brasil S.A. repaid in advance on April 30, 2019 all the outstanding amount. The amount repaid was BRL61.7 million (equivalent to $15.6 million) plus interest accrued and a penalty of BRL 0.7 million (equivalent to $0.2 million).

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of June 30, 2021, Atento Brasil S.A. was in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES; (ii) existence of unfavourable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A’s ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22,000 thousand Brazilian Reais, equivalent to 6,808 thousand U.S. dollars as of September 30, 2016. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly instalments. The first payment was due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. On November 24, 2017, 6,500 thousand Brazilian Reais (equivalent to 1,993 thousand U.S. dollars as of November 30, 2017) were released under this facility.

As of June 30, 2021, the outstanding amount under BNDES Credit Facility was 439 thousand U.S. dollars.

The fair value as of June 30, 2021 calculated based on discounted cash flow is 420 thousand U.S. dollars.

On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the “Super Senior Revolving Credit Facility”) which provides borrowings capacity of up to 50,000 thousand U.S. dollars and will mature on February 10, 2022. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility.

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The Super Senior Revolving Credit Facility may be utilized in the form of multi-currency advances for terms of one, two, three or six months. The Super Senior Revolving Credit Facility bears interest at a rate per annum equal to LIBOR or, for borrowings in euro, EURIBOR or, for borrowings in Mexican Pesos, TIIE plus an opening margin of 4.25% per annum. The margin may be reduced under a margin ratchet to 3.75% per annum by reference to the consolidated senior secured net leverage ratio and the satisfaction of certain other conditions.

The terms of the Super Senior Revolving Credit Facility Agreement limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the “SSRCF Financial Covenant”). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelve month period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters. As of June 30, 2021 we were in compliance with this covenant.

On October 16, 2017, Atento El Salvador S.A. de C.V. entered into an overdraft credit line agreement with Banco de America Central, S.A. - BAC for an amount of 1,600,000 thousand U.S. dollars, maturing in one year, extendable with simple exchange of letters with an annual interest rate of 8.0% per annum. As of June 30, 2021, the outstanding balance was 100 thousand U.S. dollars.

On October 14, 2020, Atento El Salvador S.A. de C.V. entered into an overdraft credit line agreement with Inversiones Financieras Banco Agrícola, S.A. for an amount of 1,200,000 thousand U.S. dollars, maturing in one year, extendable with simple exchange of letters with an annual interest rate of 6.5% per annum. As of June 30, 2021, the outstanding balance was 130 thousand U.S. dollars.

On March 25, 2020, Atento Luxco 1 S.A. withdrew the full amount of 50,000 thousand U.S. dollars maturing on September 21, 2020 with an annual interest rate of Libor + 4.25%. On September 21, 2020, the full amount of 50,000 thousand U.S. dollars was rolled over until December 20, 2020, at the same interest rate.

On December 20, 2020, Atento Luxco 1 S.A. repaid 20,000 thousand U.S. dollars and the outstanding 30,000 thousand U.S. dollars as of such date was rolled over until March 22, 2021.

On March 22, 2021, the amount of 30,000 thousand U.S. dollars was rolled over until June 21, 2021, at the same interest rate.

On June 21, 2021, the amount of 30,000 thousand U.S. dollars was rolled over until September 20, 2021, at the same interest rate. As of June 30, 2021, the outstanding amount under this facility was 30,029 thousand U.S. dollars.

On October 14, 2020, Atento Brasil entered into a bank credit certificate with Banco do Brasil for an amount of 30,000 thousand Brazilian Reais, maturing on February 28, 2021 with an annual interest rate of CDI plus 2,127%. As of December 31, 2020, the outstanding balance was 5,821 thousand U.S. dollars.

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On February 28, 2021, Atento Brasil rolled-over the bank credit certificate (cédula de crédito bancário) with Banco do Brasil for an amount of 30,000 thousand Brazilian Reais, until August 28, 2021, with an annual interest rate of CDI plus 2,65%. As of June 30, 2021, the outstanding balance was 6,109 thousand U.S. dollars.

On February 20, 2020, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Itaú for an amount of 35,217 thousand Brazilian Reais, maturing on May 20, 2020 with an annual interest rate of CDI plus 1.95% per annum. The total outstanding balance was paid on the due date.

On March 13, 2020, Atento Brasil S.A. entered into a financing agreement with Banco Itaú (“Risco Sacado”) for the annual Microsoft software licenses, for an amount of 24,499 thousand Brazilian Reais, maturing on April 1, 2021, with an annual interest rate of 7.2%. The total outstanding balance was paid on the due date.

On April 6, 2020, Atento Brasil S.A. entered into a loan agreement with Banco Santander for an amount of 110,000 thousand Brazilian Reais, maturing on April 06, 2021 with an annual interest rate of CDI plus 4.96% per annum. On July 13, Atento Brasil S.A. made a partial amortization in the amount of 60,000 thousand Brazilian Reais plus accrued interest. The total outstanding balance was paid on the due date.

On June 12, 2020, Atento Brasil entered into a financing agreement with Banco De Lage Landen for an amount of 10,000 thousand Brazilian Reais to finance the purchase of Microsoft software licenses, maturing on June 30, 2023 with an annual interest rate of 9.0% per annum. Atento Brasil drew down on the financing agreement on July 01, 2020. The outstanding balance as of June 30, 2021 was 1,599 thousand U.S. dollars.

On August 26, 2020, Atento Brasil entered into a bank credit certificate (cédula de crédito bancário) with Banco ABC Brasil for an amount of 50,000 thousand Brazilian Reais, maturing on February 22, 2021 with an annual interest rate of CDI plus 2.70% per annum.

On February 22, 2021, Atento Brasil rolled-over the bank credit certificate with Banco ABC Brasil for an amount of 50,000 thousand Brazilian Reais, until February 22, 2022 with an annual interest rate of CDI plus 2.75% per annum. The balance under the loan agreement as of June 30, 2021 was 10,195 thousand U.S. dollars.

On December 15, 2020, Atento Brasil entered into a bank credit certificate (cédula de crédito bancário) with Banco ABC Brasil for an amount of 35,000 thousand Brazilian Reais, maturing on June 14, 2021 with an annual interest rate of CDI plus 2.50% per annum.

On June 14, 2021, Atento Brasil rolled-over the bank credit certificate with Banco ABC Brasil for an amount of 35,000 thousand Brazilian Reais, until June 9, 2022, at the same interest rate. As of June 30, 2021, the outstanding balance was 7,018 thousand U.S. dollars.

Derivatives

Details of derivative financial instruments as of December 31, 2020 and June 30, 2021 are as follow:

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	Thousands of U.S. dollars
	12/31/2020		6/30/2021
	Assets	Liabilities	Assets	Liabilities

Cross currency swaps - net investment hedges	11,088	(5,220)	5,948	(64,601)
Total	11,088	(5,220)	5,948	(64,601)

Non-current portion	11,088	(5,220)	5,948	(64,601)

Atento Luxco1 entered into Cross-Currency Swaps to reduce its foreign exchange risk, since it generates cashflow in local currencies. With these instruments, the company ensures that its cashflow in local currencies is swapped into a fixed dollar amount, the currency used to pay debt obligations, therefore reducing foreign exchange risks.

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

On April 1, 2015, the Company started a hedge accounting for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro (EUR), Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN). In connection with the Refinancing process, 8 of the 10 derivatives contracts designated as Net Investment Hedges were terminated between August 1, 2017 and August 4, 2017, generating positive cash of 46,080 thousand U.S. dollars, net of charges. During August 2017, Atento Luxco 1 also entered into new Cross-Currency Swaps related to exchange risk between U.S. dollars and Euro (EUR), Mexican Peso (MXN), Brazilian Reais (BRL) and Peruvian Nuevo Sol (PEN). Except for the Cross-Currency Swap between U.S. dollars and Brazilian Reais (BRL), all Cross-Currency Swaps were designated for hedge accounting as net investment hedge.

On January 1, 2019, the Company designated the Cross-Currency Swap between U.S. dollars and Brazilian Reais for hedge accounting as net investment hedge. Prior to the date of designation of the Cross-Currency Swap, this hedging instrument was electively not designated as a hedge accounting because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL denominated intercompany debt, which were recorded in earnings. Effective January 1, 2019, the intercompany debt was reclassified as “permanent in equity” (which assumes that the related payable is neither planned nor likely to occur in the foreseeable future, since it is in substance, a part of the entity’s net investment in that foreign operation) and, as a consequence, the changes arising from the exchange rate are recorded in other comprehensive income.

On January 1, 2020 Atento decided to assign the loan agreement between Atento Luxco 1 and Atento Mexico Holdco as “permanent in equity”, with its maturities to be renewed per indefinite time, since the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes related to the USD-MXN exchange rate are now recorded in other comprehensive income.

In connection with the new 8.0% Senior Secured Notes due 2026, Atento Luxco 1 S.A. entered into new Cross-Currency Swaps related to exchange rate risk between U.S. dollars and Euro (EUR), Brazilian Reais (BRL) and Peruvian Soles (PEN).

The new coupon payments were hedged 70% in USD/BRL, 15% in USD/EUR and 15% in USD/PEN with final maturity on February 10, 2026. The USD/BRL Cross-Currency Swap was structured as Fix-Float, where Atento receives USD at a fixed rate and pays BRL at a floating rate (percentage of CDI).

Also, Atento Luxco 1 S.A. hedged 56% of the principal in USD/BRL, 14% in USD/PEN and 10% in USD/EUR, with maturity on February 05, 2024.

All previous (coupon-only) cross-currency swaps with maturity in August 2022 were terminated.

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At June 30, 2021, details of net investment hedges were as follow:

Cross-curry swaps - Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset/(liability)	Other comprehensive income	Change in OCI	Statements of operations - Change in fair value
					(unaudited)
					D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	Aug-22	USD	EUR	34,109	-	(482)	28	-
Goldman Sachs	Aug-22	USD	MXN	1,065,060	-	(128)	169	(48)
Goldman Sachs	Aug-22	USD	PEN	194,460	-	(475)	136	-
Goldman Sachs	Aug-22	USD	BRL	754,440	-	(7,007)	840	(1)
Santander	Jan-20	USD	EUR	20,000	-	1,742	-	-
Santander	Jan-20	USD	MXN	11,111	-	(2,113)	-	-
Goldman Sachs	Jan-20	USD	EUR	48,000	-	3,587	-	-
Goldman Sachs	Jan-20	USD	MXN	40,000	-	(7,600)	-	-
Nomura International	Jan-20	USD	MXN	23,889	-	(4,357)	-	-
Nomura International	Jan-20	USD	EUR	22,000	-	1,620	-	-
Goldman Sachs	Jan-18	USD	PEN	13,800	-	22	-	-
Goldman Sachs	Jan-18	USD	COP	7,200	-	(80)	-	-
BBVA	Jan-18	USD	PEN	55,200	-	71	-	-
BBVA	Jan-18	USD	COP	28,800	-	(359)	-	-
Morgan Stanley	Aug-22	USD	BRL	308,584	-	(2,987)	398	-
Morgan Stanley	Aug-22	USD	PEN	66,000	-	(158)	43	-
Goldman Sachs	Aug-22	USD	MXN	1,065,060	-	2,229	-	-
Goldman Sachs	Aug-22	USD	PEN	194,460	-	2,965	-	-
Nomura International plc	Feb-26	USD	EUR	61,526	1,723	(1,648)	1,648	(75)
Nomura International plc	Feb-26	USD	BRL	276,450	(10,460)	5,876	(5,876)	4,584
Nomura International plc	Feb-26	USD	USD	50,000	213	-	-	(212)
Morgan Stanley	Feb-26	USD	BRL	551,350	(19,872)	13,144	(13,144)	6,727
Morgan Stanley	Feb-26	USD	USD	100,000	1,015	-	-	(1,015)
Morgan Stanley	Feb-26	USD	PEN	277,050	2,320	(2,320)	2,320	-
Goldman Sachs	Feb-26	USD	BRL	1,101,000	(34,269)	19,007	(19,007)	15,262
Goldman Sachs	Feb-26	USD	USD	200,000	677	-	-	(677)
Total					(58,653)	20,549	(32,445)	24,545

Derivative financial instrument - asset					5,948
Derivative financial instrument - liability					(64,601)

Gains and losses on net investment hedges accumulated in equity will be taken to the statement of operations when the foreign operation is partially disposed of or sold.

Lease liabilities

Leases are shown as follow in the balance sheet between December 31, 2020 and June 30, 2021:

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	December 31, 2020	Additions/ (Disposals)	Payments	Interest accrued	Interest paid	Transfer	Translation difference	June 30, 2021
Liabilities
Current liabilities	53,184	6,825	(25,983)	6,754	(438)	13,379	(7,324)	46,397
Non-current liabilities	99,515	16,525	-	-	-	(13,379)	7,454	110,115
Total	152,699	23,350	(25,983)	6,754	(438)	-	130	156,512

The future lease liabilities payments are as follow:

	2021	2022	2023	2024	2025	Others	Total
Lease liabilities payments	29,129	49,553	42,235	27,348	14,612	17,963	180,840

13. PROVISIONS AND CONTINGENCIES

Atento has contingent liabilities arising from lawsuits in the normal course of its business. Contingent liabilities with a probable likelihood of loss are recorded as liabilities and the breakdown is as follows:

	Thousands of U.S. dollars
	12/31/2020	6/30/2021
	(audited)	(unaudited)
Non-current
Provisions for liabilities	18,165	17,870
Provisions for taxes	17,971	17,940
Provisions for dismantling	8,379	8,833
Other provisions	1,102	1,116
Total non-current	45,617	45,759

Current
Provisions for liabilities	14,710	16,721
Provisions for taxes	1,925	39
Provisions for dismantling	24	39
Other provisions	5,216	6,456
Total current	21,875	23,255

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil S.A. has made payments in escrow related to legal claims from ex-employees, amounting to 26,763 thousand U.S. dollars and 26,875 thousand U.S. dollars as of December 31, 2020 and June 30, 2021, respectively. Also, the variation of the period was impacted by the Brazilian Reais and Argentinian Peso depreciations against the U.S. dollar.

“Provisions for taxes” mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities. Atento Brasil S.A. has made payments in escrow related to taxes claims of 2,393 thousand U.S. dollars and 2,500 thousand U.S. dollars as of December 31, 2020 and June 30, 2021, respectively.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition.

As of June 30, 2021, lawsuits outstanding in the courts were as follow:

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Brazil

At June 30, 2021, Atento Brasil was involved in 8,961 labor-related disputes (9,208 labor disputes as of December 31, 2020), being 8,804 of labor massive and 43 of outliers and others, filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was 34,585 thousand U.S. dollars (33,598 thousand U.S. dollars on December 31, 2020), of which 18,851 thousand U.S. dollars Labor Massive-related, 1,846 thousand U.S. dollars Labor Outliers-related and 13,887 thousand U.S. dollars Special Labor cases related.

On June 30, 2021, the subsidiary RBrasil Soluções S.A. holds contingent liabilities of labor nature classified as possible in the amount of 55 thousand U.S. dollars.

On June 30, 2021, the subsidiary Interfile holds contingent liabilities of labor nature and social charges classified as possible in the amount of 205 thousand U.S. dollars.

As of June 30, 2021, Atento Brasil S.A. is party to 10 civil lawsuits ongoing for various reasons (10 on December 31, 2020) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of the claims is 3,617 thousand U.S. dollars (3,464 thousand U.S. dollars on December 31, 2020).

As of June 30, 2021, the subsidiary RBrasil Soluções S.A. holds 23 civil lawsuits ongoing for various reasons classified as possible in the amount of 53 thousand U.S. dollars.

On June 30, 2021, the subsidiary Interfile holds 3 civil lawsuits ongoing for various reasons classified as possible in the amount of 69 thousand U.S. dollars.

As of June 30, 2021, Atento Brasil is party to 39 disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed (42 on December 31, 2020) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of these claims is 40,281 thousand U.S. dollars (38,198 thousand U.S. dollars on December 31, 2020).

In March 2018, Atento Brasil S.A. an indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2013 to 2015. The authorities has challenged the disallowance of the expenses related to goodwill tax amortization, the deductibility of certain financing costs originated of the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the Withholding Income Tax, for the period of 2012 related to payments made to certain of our former shareholders.

The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was 350,542 thousand Brazilian Reais (approximately 69,612 thousand U.S. dollars considering the current currency exchange rate), and was assessed by the Company’s outside legal counsel as possible loss to the merit discussion. Since we disagree with the proposed tax assessment, we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. On September 26, 2018, the Federal Tax Office issued a decision accepting the application of the statute of limitation on the withholding tax discussion. We and the Public Attorney appealed to the Administrative Tribunal (CARF). On February 11, 2020, CARF issued a partially favourable decision to Atento, confirming the application of the statute of limitation on the withholding tax discussion and reducing the penalty imposed. On September 18, 2020, the decision issued by CARF regarding the Withholding Income Tax became final (the Public Attorney filed a Special Appeal challenging the penalty reduction and Atento Brasil filed a Special Appeal challenging the goodwill and the financing costs discussion. Both Appeals were not judged yet). Thus, the tax at stake was reduced from 350,542 thousand Brazilian Reais to 230,771 thousand Brazilian Reais (approximately 45,827. thousand U.S. dollars considering the current currency exchange rate). Based on our interpretation of the relevant law and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

Afterward the issuance of the tax notice in March 2018, the Brazilian tax administration started a procedure to audit the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of Atento Brasil S.A. for the period from 2016 to 2017. This tax audit was concluded on July 10th, 2020 with the notification of a tax assessment that rejected the deductibility of the above-mentioned financing expenses and the deductibility of the tax amortization of goodwill.

The total tax assessment notified by the Brazilian Federal Revenue Service, not including interest and penalties, was 101,603 thousand Brazilian Reais (approximately 20,177 thousand U.S. dollars considering the current currency exchange rate). We disagree with the proposed tax assessment and we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies.

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On June 30, 2021, the subsidiaries Interfile and Interservicer hold 19 disputes with the tax authorities and social security authorities ongoing for various reasons classified as possible in the amount of 388 thousand U.S. dollars.

Spain

At June 30, 2021, Atento Teleservicios España S.A.U. including its branches and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions. According to the Company’s external lawyers, materialization of the risk event is possible for 814 thousand U.S. dollars.

Mexico

At June 30, 2021, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is a party of labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, totaling 27,610 thousand U.S. dollars (Atento Servicios, S.A. de C.V. 17,691 thousand U.S. dollars and Atento Atencion y Servicios, S.A. de C.V. 9,919 thousand U.S. dollars), according to the external labor law firm for possible risk labor disputes.

14. INCOME TAX

The breakdown of the Atento Group’s income tax expense is as follows:

	Thousands of U.S. dollars
	For the three months ended June 30,		For the six months ended June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Current tax expense	(3,878)	(8,440)	(8,829)	(13,011)
Deferred tax	6,957	272	12,235	4,144
Tax adjustments over previous years	(717)	(850)	(879)	(1,130)
Total income tax benefit/(expense)	2,362	(9,018)	2,527	(9,997)

For the three months ended June 30, 2021, Atento Group’s interim condensed consolidated financial information presented a loss before income tax in the amount of loss of (5,730) thousand U.S. dollars and an income tax expense of 9,018 thousand U.S. dollars compared to a loss before income tax in the amount of (20,699) thousand U.S. dollars and an income tax benefit of 2,362 thousand U.S. dollars for the three months ended June 30, 2020.

For the six months ended June 30, 2021, Atento Group’s interim condensed consolidated financial information presented a loss before income tax in the amount of (24,930) thousand U.S. dollars and an income tax expense of 9,997 thousand U.S. dollars compared to a loss before income tax in the amount of 28,291 thousand U.S. dollars and an income tax benefit of 2,527 thousand U.S. dollars for the six months ended June 30, 2020.

IFRIC 23 Uncertainty over Income Tax Treatment

Atento reviewed the tax treatment under the terms of IFRIC 23 in all subsidiaries and as at the reporting date, the Group did not identify any material impact on the financial statements.

Atento implemented a process for periodically review the income tax treatments consistent under IFRIC 23 requirements across the group.

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15. EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	For the three months ended June 30,		For the six months ended June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Result attributable to equity owners of the Company
Atento’s loss attributable to equity owners of the parent (in thousands of U.S. dollars)	(18,337)	(14,748)	(25,764)	(34,927)
Weighted average number of ordinary shares (*)	14,127,527	14,060,251	14,143,382	14,075,600
Basic loss per share (in U.S. dollars)	(1.30)	(1.05)	(1.82)	(2.48)

(*) As a consequence of the reverse share split occurred on July 28, 2020, weighted average number of ordinary shares was calculated by applying the ratio of conversion of 5.027090466672970 into the previous weighted average number of ordinary shares outstanding.

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The losses in the periods presented are anti-dilutive.

	For the three months ended June 30,		For the six months ended June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Result attributable to equity owners of the Company
Atento’s loss attributable to equity owners of the parent (in thousands of U.S. dollars)	(18,337)	(14,748)	(25,764)	(34,927)
Adjusted weighted average number of ordinary shares (*)	14,127,527	14,060,251	14,143,382	14,075,600
Diluted loss per share (in U.S. dollars) (1)	(1.30)	(1.05)	(1.82)	(2.48)

(*) As a consequence of the reverse share split occurred on July 28, 2020, weighted average number of ordinary shares was calculated by applying the ratio of conversion of 5.027090466672970 into the previous weighted average number of ordinary shares outstanding.

(1) For the and six months ended June 30, 2020 and 2021 potential ordinary shares of 334,731 and 11,145,548, respectively, relating to the stock option plan were excluded from the calculation of diluted loss per share as the losses in the period are anti-dilutive.

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16. RELATED PARTIES

Directors

The directors of the Company as of the date on which the interim condensed consolidated financial information were prepared are John Madden, Roberto Rittes, David Garner, Antenor Camargo, Bill Payne, Antonio Viana-Baptista and Carlos López-Abadía.

At June 30, 2021, some members of Board of Directors have the right to the stock-based compensation as described in Note 10.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the six months ended June 30, 2020 and 2021:

	For the six months ended June 30,
	2020	2021
	(unaudited)
Total remuneration paid to key management personnel	2,583	3,053

17. OTHER INFORMATION

a.       Guarantees and commitments

As of June 30, 2021, the Atento Group has guarantees to third parties amounting to 288,769 thousand U.S. dollars (307,403 thousand U.S. dollars at December 31, 2020).

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PART I - OTHER INFORMATION

LEGAL PROCEEDINGS

See Note 13 to the unaudited interim condensed consolidated financial information.

RISK FACTORS

There were no material changes to the risk factors described in section “Risk Factors” in our Annual Form 20-F, for the year ended December 31, 2020.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.

Date: August 4, 2021.
	By:	/s/ Carlos López-Abadía
Name: Carlos López-Abadía
Title: Chief Executive Officer

	By:	/s/ José Antonio de Sousa Azevedo
Name: José Antonio de Sousa Azevedo
Title: Chief Financial Officer